

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Adam Dooley
Chief Executive Officer
Everest Consolidator Acquisition Corp
4041 MacArthur Blvd
Newport Beach, CA 92660

> **Re: Everest Consolidator Acquisition Corp**
> **Registration Statement on Form S-1**
> **Filed October 19, 2021, as amended October 29, 2021**
> **File No. 333-260343**

Dear Mr. Dooley:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed October 19, 2021

Prospectus Cover Page, page 1

1. Please revise the disclosure regarding the extensions to clarify that the sponsor will contribute $.10 per share to the trust for each extension.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Pam Howell at 202-551-3357 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Marc Jaffe